ARION GROUP CORP.

18401 Collins Ave., #1220

Sunny Isles Beach, FL 33160

Tel. (786) 577-7070

Email: ariongroup2016@yandex.com

April 20, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Katherine Bagley

Re: Arion Group Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 19, 2017

            File No. 333-216895

Dear Ms. Katherine Bagley:

The audit report filed yesterday had an error (wrong date). We are filing Amendment No. 2 with the right dated audit report.

Please direct any further comments or questions you may have to the company at ariongroup2016@yandex.com.

Thank you.

Sincerely,

/S/ Nataliia Kriukova

Nataliia Kriukova, President